CONSENT of AUTHOR

TO:

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

TSX Toronto Stock Exchange

I, J.H. Gray, P.Eng., am one of the authors of that technical report titled New Polaris Project Preliminary Assessment and dated October 4, 2007 (the “Technical Report”), and I do hereby consent to the filing, with the regulatory authorities referred to above, of the Technical Report and consent to the incorporation of the Technical Report, by reference only, as may be set out in future Annual Information Form’s, 20F SEC documents or related disclosure documents of Canarc Resource Corp.

Dated this 4th day of October 2007.

Seal

“J.H. Gray”

J.H. Gray, P.Eng.

CONSENT of AUTHOR

TO:

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

TSX Toronto Stock Exchange

I, R.J. Morris, M.Sc., P.Geo., am one of the authors of that technical report titled New Polaris Project Preliminary Assessment and dated October 4, 2007 (the “Technical Report”), and I do hereby consent to the filing, with the regulatory authorities referred to above, of the Technical Report and consent to the incorporation of the Technical Report, by reference only, as may be set out in future Annual Information Form’s, 20F SEC documents or related disclosure documents of Canarc Resource Corp.

Dated this 4th day of October 2007.

Seal

“R.J. Morris”

R.J. Morris, M.Sc., P.Geo.

CONSENT of AUTHOR

TO:

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

TSX Toronto Stock Exchange

I, G.H. Giroux, MASc., P.Eng., am one of the authors of that technical report titled New Polaris Project Preliminary Assessment and dated October 4, 2007 (the “Technical Report”), and I do hereby consent to the filing, with the regulatory authorities referred to above, of the Technical Report and consent to the incorporation of the Technical Report, by reference only, as may be set out in future Annual Information Form’s, 20F SEC documents or related disclosure documents of Canarc Resource Corp.

Dated this 4th day of October 2007.

Seal

“G.H. Giroux”

G.H. Giroux, MASc., P.Eng.